







INVEST IN **FURRY FORTUNE - THE MOVIE**

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Own part of a family-friendly Hollywood film about a dog that sheds money!

furryfortunemovie.com Los Angeles CA

Main Street | Entertainment | Animals | Crowdfunding | Media

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. Award-winning director, producer and composer who have worked on many successful Hollywood films
2. Investors will have transparency into finances and will be paid back before any profits distributed
3. Pre-production of film has started and principal photography starts on June 14, 2021

Our Team

Brad Wilson CEO and Manager

Eleven year alliance with Academy Award winning actor Robert Duvall and operated Robert Duvall Productions. This alliance encompassed 18 feature films, among them: Colors with Sean Penn, Days of Thunder with Tom Cruise and Nicole Kidman.

Family films are needed in these times, and this story about family being more important than money is a timeless idea.



Justin Ward   Director & Writer

Best First-Time Director at American Movie Awards. Began film career working for Mick Jagger at Jagged Films, then worked under talented directors including Robert Redford, Terrence Malick, Norman Jewison, James L. Brooks and Richard Donner



Casey Bond   Producer

Played pro baseball for 2 years before a successful career in the entertainment industry. Acted alongside Brad Pitt & Jonah Hill in Moneyball. Produced Meanest Man in Texas with Brad Wilson which won awards in festivals throughout the world



Donna Morgan   Executive Producer

Author of the children's book "The Furry Fortune" and adapted the book into a musical theatre format which was produced in 2016, prior to joining forces with Brad Wilson to produce the film version



Steve Dorff   Composer

Steve Dorff has also been honored with more than 40 BMI, and 11 Billboard #1 awards, won the NSAI Songwriter of the Year award and was inducted into the prestigious Songwriters Hall of Fame in June, 2018.

Pitch

The Problem: Audiences are looking for family-friendly entertainment

In a world with so much negativity and conflict, we believe people are looking for escapism and entertainment they can share with the whole family. Storytelling and movies have always been a strong means of connection between parents and their children, and we want to provide a film that builds on this tradition.



The Solution: A dog-centered movie with a PAW-sitive message

In 2007, author D. Goode Morgan published the book, The Furry Fortune. Thirteen years later, we're excited to announce the upcoming release of The Furry Fortune, a movie about a dog whose fur turns into money! We have optioned the book of the same name, developed the script and attached some of the most talented filmmakers in Hollywood to get it made.



" **Based on the beloved children's book by D. Goode Morgan.**"

A film for the whole family

This exciting movie will show the true meaning of family and send a great message.



Storyboards

Note: Furry Fortune will be a live action movie, not an animated film. These storyboards are used by the director and his team to illustrate what certain scenes in the film may look like once the live action film is made.



Two twins, who are growing apart, discover their dog starts shedding money after he jumps through the end of a rainbow.



The neighbors, a malicious IRS agent, and his evil son, kidnap the money-making canine.



Then, the kids must work together to save their pet and their family! In the end, their family is far more important than any amount of money.

Traction

More than 1,400 investors to date, $450,000+ raised in prior Reg CF offerings

10K social media followers and counting

Pre-production of the film began in May 2021 and principal photography begins in June 2021:

- Contracts are signed or in progress with the producer, writer, director, composer, executive producer, and others.

- Letter of intent from a family film distributor in place based solely on the script

- Established the website and social media accounts where we are building an audience. We have already seen interest from over 10,000 users on social media.

- Cast in place, script and storyboarding completed

We have an executive team to make it happen!

Producer Brad Wilson has been involved in over 40 feature films and television projects and has been involved with the production of films with big names such as Tom Cruise, Nicole Kidman, Sean Penn, and Michael Douglas. He worked in production on films with Robert Duvall for more than a decade, and together, they always said the most important thing to making a great movie was having the right team.

Joining award-winning Producer Brad Wilson, we also have an award-winning writer, an American Movie Awards-winning director, an award-winning composer who is a member of the Songwriters' Hall of Fame, and an award-winning cinematographer.

Business model: Be a part-owner of a film

As seen with "Veronica Mars" and "Super Troopers 2," crowdfunding a film is not a new concept. Unlike those films which did not give supporters any equity, if you invest in The Furry Fortune, you will own part of the film and share in any profits we make!

With most films, investors simply have a right to part of the cash flow from any profits. **With Furry Fortune, investors will actually own part of the company that owns the film, and share in any profits from the company itself, including the film and any merchandising!**

Revenue generation is dependent on its distribution. It could be released theatrically, online, or on a streaming service. Our plan is to first pay all expenses and then any funds remaining will be profits to the company you invest in. Our intention is to use those profits to pay all investors back their investment first on a pro rata basis until all investors are paid in full, and then any remaining profits will be split by shareholders in Furry Fortune The Movie, LLC. The more shares you buy, the bigger portion of those remaining profits you could receive.

Market: Family films featuring dogs have huge potential

"Kid fiction" films have great potential, pulling in hundreds of millions of dollars every year. It's a huge market. In 2019, the top 3 children's films alone pulled in nearly $1.5B in box office revenue. This doesn't include revenue made from merchandise, online distribution, etc. Furthermore, dog movies have seen millions in ticket sales in their opening weekends for decades. And with so many avenues for watching and streaming entertainment, it's easier than ever to reach an audience. By tapping into Furry Fortune's pre-existing fan-base, we will be able to produce a film that grabs the attention of many.



Competition: Bringing transparency to filmmaking

Our goal is to provide transparency to our investors. When we begin production of the film, we will look to post quarterly financials for the film and our company on our website. We will not do what so many traditional Hollywood films do and use "Hollywood Accounting" to make sure certain people line their pockets, and that others do not. For example, Forrest Gump had $660 million in ticket sales, but the film was never "profitable" because certain people and companies were paid first, so there would be no "profits" in the end.

With our film, we are striving to only pay for services needed to make, market and distribute the film, and we will disclose all of this in the quarterly financials we post for our investors. If the film makes money, you will see that in the financials, and know where every dollar goes.

Vision: A film that highlights rescue animals

Many films about dogs have been lucrative money makers, and we hope to join their successes with "The Furry Fortune." However, the vision for this film is one that goes beyond profits. Rescue animals are very important to us, and we plan to use this film as an opportunity to showcase what a blessing rescue animals can be in one way or another.

This film is an opportunity to showcase what a blessing rescue animals can be



Investors: $450K+ raised from over 1400 investors

In July 2020, we closed an equity crowdfunding offering with over $150K in investments. In November 2020, we closed a second equity crowdfunding offering with more than $300K in investments for a total of over $450K. We have the ability to raise the rest of the $500,000 budget in a traditional manner from accredited investors, but have chosen to give as many investors, regardless of their income level or net worth, the chance to invest in this film to show Hollywood that the old manner of financing films can to be democratized. If the entire $500,000 budget is not raised through equity crowdfunding, then more traditional investors will be given the chance to invest the remainder of the film's budget.

Next Steps:

We are raising up to another $400,000, which is the final amount we plan to raise to produce the film. Any amount raised over the $500,000 budget will be used for additional production, special effects, marketing, cast members and other production related expenses. This will take place throughout 2021, and we aim to have all the filming done in summer 2021, with post-production to follow. We hope to release the film in late 2021 or early 2022.

Founders: An award-winning team



Brad Wilson, CEO and Manager

In 1985 Brad Wilson began an eleven year alliance with Academy Award winning actor Robert Duvall, operating Robert Duvall Productions. This alliance encompassed 18 feature films, among them: Colors with Sean Penn, Days of Thunder with Tom Cruise and Nicole Kidman, and the critically acclaimed Wrestling Ernest Hemingway with Richard Harris and Shirley MacLaine.



Justin Ward, Director and Writer

Justin Ward is the Director & Writer of The Furry Fortune. Ward began his career working in film development for Mick Jagger at Jagged Films, then went on to work under such talented directors as Robert Redford, Terrence Malick, Norman Jewison, James L. Brooks, Richard Donner, Ron Shelton and Jon Amiel. He has also worked with some of the most well-known producers in the business as well, including Arnon Milchan, Mark Tarlov, Patrick Markey, Gary Foster, Grant Hill, Brad Wilson, and Joel Silver.





Casey Bond, Producer

Casey played professional baseball for two years before moving on to his next goal in life, a successful career in the entertainment industry. This passion led to acting classes during his offseason with the Giants and an eventual move to Hollywood. Within six months of arriving in Hollywood he quickly shot to the top of the entertainment world by landing the role of Chad Bradford in the star-studded film MONEYBALL, which also starred Brad Pitt, Jonah Hill, Philip-Seymour Hoffman, Chris Pratt and Robin Wright.



Steve Dorff, Composer

Industry observers have dubbed multiple award winning Steve Dorff an enigma who has evolved into a gifted composer in every musical field. There is no way to capture the diversity he regularly displays scoring major motion pictures, television, theater, or via an array of # 1 hit songs. In addition to winning the NSAI Songwriter of the Year award, Dorff has also been honored with more than 40 BMI, and 11 Billboard #1 awards. Mr. Dorff was inducted into the prestigious Songwriters Hall of Fame in June, 2018.





Donna Morgan, Executive Producer

Working in the corporate world for many years, Donna wrote many stories during her spare time. She got the concept to write "THE FURRY FORTUNE" this book when her dog shed more than any other dog she had before. Stating many times, "If I had a penny for every piece of fur I cleaned up, I'd be rich" created a storyline and characters that developed into the book. After writing and publishing "THE FURRY FORTUNE", she adapted the story into theatre format which was produced in 2016. A great stage success, the storyline and fast moving and fun actions kept the audience mesmerized.

CAST MEMBERS

Henry has been cast to play Nuzzles, the money-shedding star of the movie. Henry, who has appeared in several commercials and print ads, will be making his feature film debut.





Remainder of Cast in Alphabetical Order

Mo Allen has been cast to play Emily Fontaine, mother of Dax and Zoey. Mo's IMDB profile is here.



Mo is an actor, tap dancer and writer living in Los Angeles. Hailing from Chicago, she has performed in films, commercials, plays, musicals, improv, and sketch comedy. Recently, Mo wrote, produced and starred in a short film called *Lunch Break* which won a jury award at Lady Filmmakers Festival in Beverly Hills where she also received a Best Actress nomination. Lunch Break also screened as an Official Selection at the Oscar Qualifying 43rd Cleveland International Film Festival, The Catalina Film Festival, and the Twin Cities Film Festival among others. Other recent film credits include a leading role in the short film *Gamiconocron*, written and directed by Brad Riddell (American Pie Band Camp, Road Trip Beer Pong) and *Goodnight Jeffrey,* which was an official selection at the New York Television Festival, Midwest Independent Film Festival and Austin Film Festival. Mo has also appeared in national TV and radio commercials.

An alumna of iO and Annoyance improv training programs, Mo went on to perform in several original plays at the Annoyance Theatre, including the critically acclaimed Invisible World and Manic Pixie Dreamland. She also had the great opportunity to perform at Chicago Women's Funny Festival, Chicago Sketchfest, Jangleheart Circus Comedy Festival, Milwaukee Improv Festival, and

ImprovAcadia in Bar Harbor, Maine. She also had the opportunity to act in the Brave Face Project, a collaboration piece on female empowerment at the Auditorium Theatre at Roosevelt University.

As a tap dancer, Mo was a company member with Chicago Tap Theatre and jorsTAP chicago. She traveled to New York City to perform in Tap City as well as the New York Musical Theatre Festival. She had the honor of performing Brenda Bufalino's beautiful piece, Flying Turtles, at the Chicago Human Rhythm Project.

Mason Blomberg has been cast to play "Dax" one of the twins who discover that their beloved pet has magically started to shed money. Mason's IMDB profile is **here**.



Mason is most known for his recurring roles as Prince in *Shameless* and as Cole Baxter on *The Baxters* (to be released). Mason began acting at the age of 6 and quickly realized it was his passion. His dedication and focus is beyond his years while his hilarious sense of humor and comedic timing makes him so much fun to work with. Mason is the eldest of four and is a great big brother to two little brothers and a baby sister.

JuJu Journey Brenner has been cast to play Zoey, one of the twins who discover that their beloved pet has magically started to shed money. JuJu's IMDB profile is **here**.



Juju was born in Los Angeles. She is an actress and professional dancer - qualities inherited from her mother Shirly Brener, and her father Bruce

Rubenstein. Juju began her acting career by starring in the 2016 movie *What's So Scary About Common Core*, and in the same year, she featured in *A Beautiful Day* and *Neurotica*. From 2017 to 2018, she appeared in *Manolita, AOK, The Black Hole, Summer Camp Island, and Rift*. In 2019, she played the roles of Little Girl in *VHYes* and Young Caroline in *Caroline*. In 2020, she gave incredible performances in *Next Generation Role Model* and*Dared My Best Friend to Ruin My Life*. In 2021, Juju starred with Ruby Rose in *Vanquish*.

Shane Hartline has been cast to play Doug Fontaine - father to Dax and Zoey. Shane's IMDB profile is here.



Shane is a Florida born Actor/Filmmaker that got an explosive start in entertainment via Professional Wrestling. Shane spent several years touring the Independent Pro Wrestling circuit and even being awarded "2005 Florida Rookie of the Year". In 2007 Shane decided to "hang up the boots" and fully pursue his passion for Acting, Comedy, and Filmmaking. After filming videos with his friends starting at the young age of 10 to then many years later on YouTube with his comedy production company "Wooden Steel Productions", his transition into acting was very easy. His unique comedy videos garnered him attention from the entertainment business very quickly even an NBC Pilot called *It's Your Show* with Carson Daly.

Shane's "Bull by the Horns" mentality has achieved him national attention with many of his past projects and millions of views on his comedy videos online. SNLorBUST.com created in 2006 was an online petition site to get Shane attention from *Saturday Night Live* and Lorne Michaels in a non-traditional way and it did. He was asked to submit his first tape and he collected a lot of media attention. Shane also self-produced two feature films *Skittin Across America* and *Skittin Across America: Skit-A-Palooza* where he worked with major celebrities and gave all the profits to charity.

In 2011 after winning several Acting, Comedy, Filmmaking awards and landing a major role in the feature film *Rock of Ages*, Shane decided to relocate to Los Angeles. Shane can now be seen appearing in roles on Disney Channel, Nickelodeon, ABC, MTV, Feature Films and more. Aside from his acting roles Shane has produced and starred hundreds of hours of live comedy events in Los Angeles, New York, Atlanta, etc. His hit live show *The Hopefully Chris Pratt & Shane Hartline* show even garnered an appearance by Chris Pratt himself in 2016

Shane Hartline show even garnered an appearance by Chris Pratt himself in 2016.

Since picking up his first camera at the young age of 10, Shane has produced hundreds of hours of video ranging from silly comedy sketches all the way to feature films. What some people may not know, Shane has done all of this while living with a mild case of the rare neurological vocal condition Spasmodic Dysphonia. Shane hopes his story will inspire those with similar conditions to not let that stop them from telling stories.

Hana Hayes plays Aspen, a famous social media influencer. Hana's recent work include the lead role of "Tessa" on the show *T@gged* a Hulu original series. In January 2018, she had the lead role of Aspen in the independent film *Relish*. In 2015/2016 Hana starred in the Fox comedy series *The Grinder* opposite Rob Lowe and Fred Savage. Her guest star credits include: *Criminal Minds, Law & Order: SVU, S.W.A.T and Greys Anatomy* in addition to feature film roles in *Insidious: The Last Key, A Beautiful Now, Mercy, Thunderstruck*. TV feature films include *Stockholm, Pennsylvania*opposite Saoirse Ronan and *To The Bone* opposite Lily Collins. Hana's work as the role of "Sarah" in the critically acclaimed Video Game *The Last Of Us* was both motion capture and voice over directed by Neil Druckmann.

Hana Hayes has been cast to play Aspen, a famous social media influencer. Hana's IMDB profile is <u>here</u>.



Hana's recent work include the lead role of "Tessa" on the show *T@gged* a Hulu original series. In January 2018, she had the lead role of Aspen in the independent film *Relish*. In 2015/2016 Hana starred in the Fox comedy series *The Grinder* opposite Rob Lowe and Fred Savage. Her guest star credits include: *Criminal Minds, Law & Order: SVU, S.W.A.T and Greys Anatomy* in addition to feature film roles in *Insidious: The Last Key, A Beautiful Now, Mercy, Thunderstruck*. TV feature films include *Stockholm, Pennsylvania*opposite Saoirse Ronan and *To The Bone* opposite Lily Collins. Hana's work as the role of "Sarah" in the critically acclaimed Video Game *The Last Of Us* was both motion capture and voice over directed by Neil Druckmann.

Adam Kulbersh has been cast to play William Kearst III, the IRS agent who lives next door to the Fontaine family, and father to Odom. Adam's IMDB profile is <u>here</u>.



Adam Kulbersh plays William Kearst III – the evil IRS agent who lives next door to Nuzzles and his family. Adam Kulbersh has appeared in more than 70 movies and television shows and is known for playing Furray Fox on *Better Things*, Brian on *Perfect Harmony*, Kenneth Turgeon on *Agents of S.H.I.E.L.D.*, and Ian Calloway on *Dog with a Blog*. On Nickelodeon, he played the roles as Marty on *Victorious*, Mr. Schecter on *The Thundermans*, and Santa Claus on *Nickelodeon's Ho-Ho Holiday Special, Nickelodeon's Sizzling Summer Camp Special,* and *All That*.

David Meza has been cast to play Julio, a fitness guru. David's IMDB profile is here.



Inspired by his father's courage to flee communist Hungary in search of a better life in America, David learned at an early age to chase after his dreams as fast he could because with the right amount of talent, effort and luck, one day he just might catch them. Raised in the suburbs of Hollywood with movie star good looks and a boyish charm, David's dreams naturally led him to seek a career in acting, and he began studying the craft with a focus on The Meisner technique. With an extraordinary work ethic, Meza's skills developed quickly and he soon found a home at LaValle's Actor's Workshop, training with renowned acting coach Dennis LaValle. Now a highly skilled actor, David was cast in multiple independent features and short films, including *The Hardest Thing* (2017), and *In Echo Park*(2018). Meza's unique talents caught the eye of producers at The Hallmark Channel, and he was asked to join the cast in three films made for television, *The Wrong Roommate* (2016), *A Royal Christmas Ball* (2017), and *My*

Christmas Grandpa (2017). Most recently, David was cast for the role of James in the much-anticipated web series, *Cupid's Match*(2018), and a futuristic drama, *Bolero* (2019).

Paula Jai Parker has been cast to play Wendy, a travel agent. Paula's IMBD profile is <u>here</u>.



Paula is from Cleveland, Ohio. She moved to Washington, D.C. in 1987 to study at Howard University. After graduating with a Bachelor of Arts degree, she moved to New York City and played a number of clubs. Her reputation as a comedian earned her a place on the FOX comedy program *The Apollo Comedy Hour*, filmed live at the legendary Apollo Theater. She left the show after one year to pursue a film career, taking memorable roles in the F. Gary Gray urban comedy *Friday* and earned a Cable ACE Award for her role in the HBO anthology presentation, *Cosmic Slop*.

Parker returned to television in 1995 in the WB television series *The Wayans Bros*. opposite Shawn and Marlon Wayans. Throughout the 1990s, she appeared in several shows, including 1997's *The Weird Al Show* and David E. Kelley's *Snoops*in 1999. Between television projects, she appeared in a number of films, including the Million Man March docudrama *Get on the Bus* (1996), the urban comedy *Sprung* (1997), the Frankie Lymon biography, *Why Do Fools Fall in Love*(1998), the ensemble comedy *30 Years to Life* (2001) and in the comedy-drama, *She Hate Me* (2004).

In 2000, Parker voiced the sophisticated matriarch Trudy Proud in the popular animated series *The Proud Family*. The series became a success and has continued to be produced by Disney and gain a positive standing among television critics. Between voice sessions, Parker has continued to take supporting roles in films, in 2002's *High Crimes*, 2003's *Phone Booth* and 2005's *Hustle & Flow*. She also starred in *My Baby's Daddy*. Parker was also featured in the television series *Touched by an Angel*. In 2006, Parker starred in the feature film *The Genius Club* for writer/director Tim Chey.

Paula Jai Parker appeared in music video *I Belong to You* by singer Rome and in music video *Follow My Lead* by 50 Cent featuring Robin Thicke. In 1999, she made a cameo appearance in the music video *I Really Like It* by Harlem World with Tracy Bingham and Tia and Tamera Mowery. In 2001, Parker appeared in the music video for *Girls, Girls, Girls* by rapper and business mogul Jay-Z with fellow actresses Tamala Jones and Carmen Electra.

Keith Stallworth has been cast to play an IRS agent. Keith's IMBD profile is <u>here</u>.



Keith Stallworth plays an IRS agent. Keith was born in Bell County, Texas and is known for *Step Up 3D* (2010), *CSI: NY*(2004) and *The Church* (2018).

Mateus Ward has been cast to play an IRS agent. Mateus' IMDB profile is <u>here</u>.



Mateus is known for *Criminal Minds* (2005), *Parenthood, Lab Rats: Bionic Island* (2012), *NCIS* (2003) and his recurring role on the finale of Showtime's *Weeds* (2005). Mateus was a series regular on the limited series *Hostages* (2013) on CBS and joined the cast as a series regular of TNT's *Murder in the First* (2014) Season 2 as Dustin Maker. In 2017, Mateus played the lead Clyde Thompson in the award-winning Independent Feature Film *The Meanest Man in Texas* (2017), which was released theatrically, and produced and played Levi in the feature film *Relish*(2019), which won 27 awards.

Mason C. Wells has been cast to play Odom, the son of the IRS agent next door to the Fontaine house. Mason's IMDB profile is <u>here</u>.





Mason is an American Actor born in Atlanta Georgia to Jon and Mila Wells. At the age of 8 Mason moved to Los Angeles California to continue his acting education. He has appeared in films, TV, commercials and musicals. He loves sports, science and reading. Education is very important to him and is very big part of his everyday life.

Sean Whalen has been cast to play Uncle Fred. Sean's IMDB profile is <u>here</u>.



Sean was born in Washington D.C. The youngest of four, he was raised in Silver Spring/Olney Maryland and graduated from Sherwood High School. He moved west and graduated from UCLA four years later. Like most actors, he worked as a waiter while studying and performing at the famed Groundling Theater. There, while performing, he acquired an acting and commercial agent. He also studied the Meisner technique at Playhouse West, under Robert Carnegie.

Sean's career began with commercials appearing in spots for Little Ceasar's Pizza, TJ Maxx, and many others. His most acclaimed commercial was the first GOT MILK? commercial directed by Michael Bay.

His first major film role was in People Under The Stairs directed by Wes Craven. Other films include, *Twister, Never Been Kissed, Jury Duty, That Thing You Do, Men In Black, Jersey Boys, Employee Of The Month, Waterworld,* and *Halloween II.* He has appeared in independent features as well including *Villisca, Hatchet 3, Laid To Rest, Python, All Superheroes Must Die,* and *The FP.*

Television offered many comedic and dramatic roles in shows such as *Always Sunny In Philadelphia, Constantine, Criminal Minds, Castle, Revenge, NYPD Blue, My Wife And Kids, Lost,* and *Friends.* He's worked on shows for Disney and Nickelodeon and has a recurring role on the soap *Bold and The Beautiful* and the NBC Comedy *Superstore.*

Sean has written several screenplays, TV Pilots, done punch up work on Disney cartoons, and a couple of short films. One, *Turkey Cake*, which he wrote and directed won the Rehobeth beach film festival for best short. He is currently starring in a film he is writing and producing entitled *Crust*, a Horror Comedy. Sean has written for theater as well. He has co-written a comedy entitled *Psyche On Vine* which is being produced at the 3 Clubs dinner theater and is currently running its third extension. Sean also teaches at and is the founder of the comedy department at Nots Comedy School. He puts on shows with his students regularly which he produces and directs. Sean also does acting workshops across the country teaching improv, scene study, and auditioning. He has taught in Memphis, Nashville, and Pennsylvania. He also privately coaches actors in his home studio or on Skype. Sean has been looping for several years on the NBC show *Night Shift* and the hit comedy series, *Fresh Off The Boat* on ABC. Being a character actor, Sean has worked in every entertainment genre imaginable in lower to higher budget productions. He hasn't done a Western. He wants to do a Western.

Zane Lamprey has been cast to play Sheriff Wilkins. Zane's IMBD profile is here.



Zane is constantly being told that he has the best job in the world. For over a decade, Zane has had the enviable job of hosting *Three Sheets, Drinking Made Easy, Chug* and *Four Sheets*, where he traveled the globe, learning about different cultures by sampling libations with the locals. As the most well-known personality in the 'travel and drink space' Zane has built an empire around his brand, a legion of dedicated fans, and the reputation as a personality that people trust. As a regular speaker, beverage judge, and author of the book: *6 Continents, 15 Countries, 190 drinks and 1 Mean Hangover*, published by Random House, Zane is an expert in all things booze. Zane is the CEO and founder of Adv3nture, a clothing brand which produces premium travel apparel. The "3" in Adv3nture represents the three trees that the company plants with every product sold. Zane is headlining his third stand-up comedy tour beginning in June of 2021.

OUR OUTSIDE PARTNERS!

Glitzy Girlz has partnered with Furry Fortune to provide some of the wardrobe for our cast.



Visit Glitzy Girlz online at www.glitzgirlzboutique.com.